February 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.	Mr. Mark Cowan

Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II (the Registrant)

Columbia Variable Portfolio - Commodity Strategy Fund

Columbia Variable Portfolio - Select Large-Cap Value Fund

Columbia Variable Portfolio - Select Smaller-Cap Value Fund

Variable Portfolio - Loomis Sayles Growth Fund

(formerly known as Variable Portfolio – American Century Growth Fund)

Variable Portfolio - TCW Core Plus Bond Fund

(formerly known as Variable Portfolio – PIMCO Mortgage-Backed Securities Fund)

Post-Effective Amendment No. 37

File No. 333-146374 / 811-22127

Dear Mr. Cowan:

The Registrant is filing Post-Effective Amendment No. 37 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectuses and Statement of Additional Information (SAI) to reflect:

(1)	changes to the principal investment strategies for Columbia Variable Portfolio - Select Large-Cap Value Fund and Columbia Variable Portfolio - Select Smaller-Cap Value Fund, in particular, the 80% investment policy (as approved by the funds’ Board);

(2)	changes to the Funds’ names, principal investment strategies and principal risks for Variable Portfolio - Loomis Sayles Growth Fund and Variable Portfolio - TCW Core Plus Bond Fund; and

(3)	the addition of related performance disclosure for Columbia Variable Portfolio – Commodity Strategy Fund pursuant to the Commodity Futures Trading Commission harmonization rule.

The Amendment contains the signature page executed on behalf of the Columbia Variable Portfolio – Commodity Strategy Fund’s wholly-owned subsidiary, CVPCSF Offshore Fund, Ltd.

If you have any questions regarding this filing, please contact me at 617-385-9536 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary